Exhibit 99.1
Argon ST and Boeing Merger
Frequently Asked Equity and Benefits Questions
We understand that many employees have a variety of questions regarding how the recent news regarding the Argon ST and Boeing merger will affect them. Since many of our employees are also stockholders, this FAQ attempts to answer many of the questions you may have regarding your equity. If you have further questions, please contact Megan Filippi or Debbie Jaudon in Human Resources.
General Equity Questions
Q. How do I view a summary of my equity grants?
A. You can view your equity grants via your Solium Shareworks account. For information regarding your Solium Shareworks account, including a step-by-step guide to exercising options, please visit https://intranet.argonst.com/departments/hr/benefits.aspx and view the Stock section. You can also call Solium’s Participant Services Group at 1-877-380-7793 for help activating your account or for questions regarding how to use their website.
Q. What does it mean that Boeing will make a tender offer? And what is the tender process?
A. Boeing, through its wholly-owned subsidiary, will be extending an offer to purchase all of the outstanding shares of Argon ST common stock for $34.50 per share net to the seller in cash, without interest thereon and less any applicable withholding taxes. At the expiration of the offer period, if all of the conditions set forth in the offer documents have been satisfied, Boeing will purchase at the stated price all of the shares of Argon ST common stock that have been validly tendered and not withdrawn. If you own shares of Argon ST common stock, you will receive in the mail or electronically a package of materials containing, among other things, Boeing’s Offer to Purchase, a Schedule 14D-9 solicitation/recommendation statement summarizing the Company’s recommendation that stockholders tender their shares, and a form of letter of transmittal describing what you must do in order to tender your shares.
Q. Will my Argon ST stock options, restricted stock units, and/or other Argon ST shares I own be converted to Boeing shares?
A. No, but please see below for more information.
Q. I own Argon ST stock that is held through a broker that is not part of the Argon ST Equity Plans or 401(k) Plan. What happens to those shares?
A. You have the right to decide whether you would like to tender the shares. You will receive a package of materials containing, among other things, Boeing’s Offer to Purchase, a Schedule 14D-9 solicitation/recommendation statement summarizing the Company’s recommendation that stockholders tender their shares, a letter from your broker and a form of letter of transmittal to your broker describing what you must do in order to tender your shares.

Q. I previously received Argon ST shares under a restricted stock award (“RSA”) granted under one of Argon ST’s Equity Plans and the shares have vested. I still hold the vested shares in my Solium Shareworks account. What happens to those vested shares? Note: this question does not pertain to stock options, Stock Appreciation Rights (“SARs”), or Restricted Stock Units (“RSUs”).
A. You have the right to decide whether you would like to tender those vested Argon ST shares that you received under your RSA. You will receive a package of materials containing, among other things, Boeing’s Offer to Purchase, a Schedule 14D-9 solicitation/recommendation statement summarizing the Company’s recommendation that stockholders tender their shares, and a letter of transmittal or tender offer instruction form describing what you must do in order to tender your vested Argon ST shares that are held in your Solium Shareworks account.
Q. What happens to my Argon ST shares if I choose not to tender them?
A. If you choose not to tender your Argon ST shares, they will not be purchased by Boeing at the closing of the tender offer. After the consummation of the tender offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Argon ST will merge into a subsidiary of Boeing. Upon completion of the merger, your Argon ST shares will be cancelled and converted into the right to receive the same amount per share that you would have received had you tendered your shares. There can be no assurance as to how quickly after the closing of the tender offer the merger will be completed.
Q. What terminology will describe this event sufficiently to my tax advisor for him/her to provide proper guidance on my alternatives and potential decisions? Is saying that this will be a tender offer at $34.50/share sufficient? Are there other details or terminology that my tax advisor will need to know in advance and/or after the tender?
A. That terminology is a good start. Nonetheless, we encourage you to share with your tax advisor the entire package of materials that you will receive if you are an Argon ST stockholder so that your advisor will be fully informed and may assist you in evaluating your alternatives. Once filed, Boeing’s Offer to Purchase and related tender offer documents, as well as our Schedule 14D-9 solicitation/recommendation statement summarizing the Company’s recommendation that stockholders tender their shares, will also be available on the SEC’s website at www.sec.gov.
Q. Are there any choices, options, possibilities to do something before (or after) the tender offer and/or the merger to affect the tax rate that is applied to my stock transaction?
A. Unfortunately, we cannot give tax advice. We encourage you to share with your tax advisor Boeing’s Offer to Purchase and related tender offer documents, as well as our Schedule 14D-9 solicitation/recommendation statement summarizing the Company’s recommendation that stockholders tender their shares, so that your advisor will be fully informed and may assist you in evaluating your alternatives. These materials will be sent to you if you are currently an Argon ST stockholder. You also may access these materials on the SEC’s website at www.sec.gov once they have been filed.
Stock Options/Stock Appreciation Rights (“SARs”)
Q. If I own stock options or Stock Appreciation Rights (“SARs”) with a strike price per share of less than $34.50, what do I need to do to receive a payment in the transaction?
A. All stock options and SARs will be cancelled at the closing of the tender offer. If you currently hold a stock option or SAR (whether vested or unvested) with a strike price per share of less than $34.50, as long as your stock options or SARs are not otherwise terminated due to your leaving Argon ST you will be entitled to receive a cash payment for each option and SAR that you hold as of the closing of the tender offer in an amount that is equal to the difference between $34.50 and the strike price of the option or SAR, less any required withholding taxes.
This payment will be made as soon as practicable (generally within two business days) following the closing of the tender offer as a lump sum payment directly to you. No action by you is required at this time with respect to such stock options or SARs.
Q. I have unvested stock options or Stock Appreciation Rights (“SARs”). Will I lose these?
A. No, as long as your unvested stock options or SARs are not otherwise terminated due to your leaving Argon ST before the closing of the tender offer. All unvested stock options and SARs that are outstanding as of the closing of the tender offer will be cancelled at the closing of the tender offer and the holders will be entitled to receive a cash payment in an amount that is equal to the difference between $34.50 and the strike price of the cancelled option or SAR, less any required withholding taxes.
Q. I want to exercise some vested stock options. How do I do this?
A. All stock option exercises must be handled via your Solium Shareworks account. For information regarding your Solium Shareworks account, including a step-by-step guide to exercising stock options, please visit https://intranet.argonst.com/departments/hr/benefits.aspx and view the Stock section. You can also call Solium’s Participant Services Group at 1-877-380-7793 for help activating your account or for questions regarding how to use their website.
Q. Is there a taxable advantage to exercising my options prior to the deal closing?
A. Unfortunately, we cannot give tax advice. We encourage you to share with your tax advisor Boeing’s Offer to Purchase and related tender offer documents, as well as our Schedule 14D-9 solicitation/recommendation statement summarizing the Company’s recommendation that stockholders tender their shares, so that your advisor will be fully informed and may assist you in evaluating your alternatives. These materials will be sent to you if you are currently an Argon ST stockholder. You also may access these materials on the SEC’s website at www.sec.gov once they have been filed.
Q. I have completed a cash exercise of some stock options. Who should the check be made payable to and who do I give it to?
A. The check should be made payable to Argon ST and delivered to Megan Filippi in the Fairfax office.
Restricted Stock Units (“RSUs”) and Restricted Stock Awards (“RSAs”)
Q. If I own Restricted Stock Units (“RSUs”), what do I need to do to receive a payment in the transaction?
A. All RSUs will be cancelled at the closing of the tender offer. If you hold RSUs (whether vested or unvested), as long as your RSUs are not otherwise forfeited due to your leaving Argon ST you will be entitled to receive $34.50 with respect to each RSU you hold as of the closing of the tender offer, less any required withholding taxes.
This payment will be made as soon as practicable following the closing of the tender offer (generally within two business days) as a lump sum payment directly to you. No action by you is required at this time with respect to such RSUs.
Q. I have unvested Restricted Stock Units (“RSUs”) and unvested shares under a Restricted Stock Award (“RSA”). Will I lose these?
A. No, as long as your RSUs and unvested shares under your RSA are not otherwise forfeited due to your leaving Argon ST before the closing of the tender offer. All RSUs and RSAs that are outstanding as of the closing of the tender offer will be cancelled at the closing of the tender offer and the holders will be entitled to receive $34.50 with respect to each such cancelled RSU or unvested restricted share, less any required withholding taxes.
Q. I have an upcoming Restricted Stock Unit vest that will probably occur before the deal closes. What does this mean for me? Does it still vest? Is the vest put on hold until the deal closes? If it does vest what options do I have when the shares vest?
A. Any vesting of your RSUs that is scheduled to occur before the closing of the tender offer will continue to occur on schedule subject to the terms of your award. Any shares that are issued to you under these RSUs before the closing of the tender offer will be eligible to be tendered. All of your remaining unvested RSUs that are outstanding as of the tender offer closing date will be cancelled at the closing of the tender offer and you will be entitled to receive $34.50 with respect to each such RSU, less any required withholding taxes.
Employee Stock Purchase Plan
Q. Is the Employee Stock Purchase Plan still in effect? Will it be in effect after the closing of the merger?
A. The Employee Stock Purchase Plan (the “ESPP”) terminated as of June 30, 2010, no new employees will be allowed to become participants in the ESPP, and there will be no new purchase periods after June 30th.
Q. What happens to the money that I contributed to the ESPP during the purchase period that started January 1, 2010?
A. Funds contributed to the ESPP between January 1, 2010 and June 30, 2010 will be used to purchase Argon ST shares at the plan price ($32.58 per share) on June 30, 2010. Any remaining unused contributions will be distributed to you as soon practicable after June 30th.
Q. If I am a participant in the ESPP, what do I need to do to receive a payment in the transaction in exchange for my ESPP shares?
A. If you are a participant in the ESPP or otherwise have Argon ST shares held in an ESPP account with Solium (the third party administrator of the ESPP), you have the right to decide whether you would like to tender the shares allocated to your ESPP account. If you are a participant in the ESPP or otherwise have Argon ST shares held in an ESPP account with Solium, you will receive a package of materials containing, among other things, Boeing’s Offer to Purchase, a Schedule 14D-9 solicitation/recommendation statement summarizing the Company’s recommendation that stockholders tender their shares, and a letter of transmittal or tender offer instruction form describing what you must do in order to tender your ESPP shares.
Q. I have paper shares that were mailed to my home from past Employee Stock Purchase Plan periods. What do I do with these?
A. If you hold certificates for shares of Argon ST common stock, you will receive a package of materials containing, among other things, Boeing’s Offer to Purchase, a Schedule 14D-9 solicitation/recommendation statement summarizing the Company’s recommendation that stockholders tender their shares, and a form of letter of transmittal describing what you must do in order to tender your shares.
401(k) Plan
Q. If any portion of my 401(k) plan account is invested in the Argon ST stock fund, what do I need to do?
A. If you are a participant in the 401(k) plan and have any portion of your 401(k) plan account invested in the Argon ST stock fund, you have the right to decide whether you would like to have the trustee of the 401(k) plan, Fidelity Management Trust Company, tender the shares allocated to your 401(k) account. If you are a participant in the 401(k) plan and have any portion of your 401(k) plan account invested in the Argon ST stock fund, you will receive a package of materials containing, among other things, Boeing’s Offer to Purchase, a Schedule 14D-9 solicitation/recommendation statement summarizing the Company’s recommendation that stockholders tender their shares, a letter from Fidelity Management Trust Company and a form of letter of transmittal to Fidelity Management Trust Company describing what you must do in order to have the shares that are allocated to your 401(k) account tendered.

Other Benefits/Information
Q. What impact/changes will we see in our benefits?
A. Boeing will provide compensation (including base salary and incentive and bonus opportunities, but excluding equity based compensation) and benefits (including paid time off, Argon ST’s 401(k) plan, health and severance) through December 31, 2011 that are materially no less favorable in the aggregate than those provided by Argon ST immediately prior to the effective time of the merger. All other Argon ST benefits remain in place until the closing of the merger.
Q. Will Argon ST tenure be recognized by Boeing?
A. Your service with Argon ST will generally be treated as service with Boeing for purposes of participation in Boeing’s benefit plans. Specific information about how tenure will be recognized will be communicated by Boeing after the closing.
This transaction is structured as a tender offer, but the offer has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Boeing will cause its subsidiary, Vortex Merger Sub, Inc., to file a tender offer statement on Schedule TO with the SEC. Investors and Argon ST stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Argon ST with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement will be made available free of charge to all stockholders of Argon ST, Inc. at www.argonst.com or by contacting Argon ST, Inc. at 12701 Fair Lakes Circle, Suite 800, Fairfax, Virginia 22033, (703) 322-0881.